One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

January 24, 2018

Mr. Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 3233

Washington, DC 20549

Re:	Nuveen Global Cities REIT, Inc.

Registration Statement on Form S-11

Filed on December 21, 2017

File No. 333-222231

Dear Mr. Kluck:

This letter sets forth the response of our client, Nuveen Global Cities REIT, Inc. (the “Company”), to the correspondence from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated January 17, 2018, which provided comments to the Company’s registration statement on Form S-11 (the “S-11”) that was filed with the SEC on December 21, 2017. Today the Company filed Pre-Effective Amendment No. 1 to the S-11 (“Amendment No. 1”) with the SEC, a copy of which is submitted herewith. The Company has included each of the comments below, followed by the Company’s response.

General

1.    Comment: We note your revised disclosure on the cover page of the prospectus that the initial transaction price for each class of shares of common stock will reflect the calculation of your NAV as of a date that has not yet been determined. Please revise the prospectus to include the calculation of NAV when that date has been determined.

        Response: The Company has revised the prospectus contained in Amendment No. 1 to include the calculation of the Company’s NAV as of December 31, 2017. See “Net Asset Value

Alston & Bird LLP	www.alston.com

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Mr. Tom Kluck

January 24, 2018

Calculation and Valuation Guidelines—Net Asset Value” for detailed disclosure relating to the December 31, 2017 NAV calculation.

Pro Forma Condensed Consolidated Financial Statements, page F-12

2.    Comment: Please tell us what consideration you gave to providing pro forma impacts for the entire $74.45 million of proceeds received from TIAA via its subsidiary through December 21, 2017, as well as the acquisition of the West Phoenix Industrial property.

        Response: The Company notes that it revised the pro forma financial statements in Amendment No. 1 to include the December 2017 acquisition of the Denver Industrial Portfolio. In addition and in response to the comment from the Staff, the Company has revised the pro forma financial statements to include a discussion of the $200 million investment by TIAA. The Company has also disclosed in the pro forma financial statements on page F-17 an explanation of why West Phoenix Industrial is not included in the pro forma financial statements.

Appendix A: Prior Performance Table

3.    Comment: We note your disclosure in Tables I and II related to the dollar amount raised for Henderson UK Property PAIF. Please revise the disclosure to clarify whether such disclosure is not applicable or attainable.

        Response: The Company has revised the referenced disclosures in Amendment No. 1 to state that the disclosures are “not applicable,” and to also include a related footnote explaining that TH Real Estate is not responsible for the capital raising, marketing or investor relations for Henderson UK Property PAIF.

Please contact me if you should need additional information or should have questions.

Sincerely,

Rosemarie A. Thurston

cc:	Mr. Jason W. Goode, Alston & Bird LLP

Mr. William Miller, Nuveen, LLC

Mr. Daniel Carey, Nuveen, LLC